UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 26, 2017

MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	1-5128	42-0410230
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa		50309-3023
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (515) 284-3000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger and Related Transactions

On November 26, 2017, Meredith Corporation, an Iowa corporation (“Meredith”), Gotham Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Meredith (“Purchaser”) and Time Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser has agreed to commence a cash tender offer to acquire all of the shares of the Company’s common stock (the “Offer”) for a purchase price of $18.50 per share, net to the seller, in cash (the “Offer Consideration”), without interest, less any required withholding taxes.

Purchaser is obligated to commence the Offer within ten business days from the date of the Merger Agreement and to keep the Offer open for twenty business days, subject to possible extension under the terms of the Merger Agreement.

The consummation of the Offer will be conditioned on (i) a majority of all shares of the Company’s outstanding common stock having been validly tendered into (and not withdrawn from) the Offer prior to the scheduled expiration of the Offer, (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in the United States, (iii) the absence of any legal restraint, (iv) subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of the Company contained in the Merger Agreement, and (v) other customary conditions. The Offer is not subject to a financing condition.

Following the consummation of the Offer, subject to customary conditions, Purchaser will be merged with and into the Company (the “Merger”) and the Company will become a wholly owned subsidiary of Meredith, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law without any additional stockholder approvals. In the Merger, each outstanding share of the Company’s common stock (other than (i) shares owned by Meredith, the Company or Purchaser, (ii) shares with respect to which appraisal rights are properly exercised under Delaware law, and (iii) shares validly tendered and not validly withdrawn in accordance with the terms of the Offer) will be converted into the right to receive an amount in cash equal to the Offer Consideration (the “Merger Consideration”), without interest, less any required withholding taxes.

The Merger Agreement provides that stock options, restricted stock units and certain performance stock units that are outstanding immediately prior to the Effective Time but unvested after giving effect to the transaction will be assumed by Meredith and will be subject to the same terms and conditions, including applicable vesting conditions, as applied to each such equity-based award immediately prior to the Effective Time, provided that the number of shares subject to such equity-based awards (and the exercise price in the case of stock options) will be adjusted based on the Exchange Ratio.

The “Exchange Ratio” means an amount equal to the quotient obtained by dividing (i) the Merger Consideration by (ii) the volume weighted average price per share of Meredith’s common stock on the New York Stock Exchange for the ten consecutive trading days ending on the complete trading day immediately prior to the Closing Date (as defined in the Merger Agreement).

The Merger Agreement provides that other equity-based awards (including stock options, restricted stock units and performance stock units) that are outstanding immediately prior to the Effective Time and are vested after giving effect to the transaction, and certain other performance stock units and deferred stock units, will be canceled and converted into the right to receive an amount of cash, without interest and less any required withholding taxes, equal to the product of (i) the total number of shares of the Company’s common stock underlying such equity-based award multiplied by (ii) the Merger Consideration (less the exercise price per share, in the case of options).

Meredith, Purchaser and the Company have made customary representations, warranties and covenants in the Merger Agreement. The Company has agreed to conduct its business in all material respects in the ordinary course of business until the earlier of the Effective Time (as defined in the Merger Agreement) and the termination of the Merger Agreement.

In addition, under the terms of the Merger Agreement, the Company has agreed not to continue to solicit or otherwise facilitate any alternative Company Acquisition Proposals (as defined in the Merger Agreement), subject to customary exceptions that permit the Company to respond to any unsolicited Company Acquisition Proposal, provided that the Company’s board of directors has determined in good faith (after consultation with the Company’s outside financial advisors and outside legal counsel) (i) that such Company Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and (ii) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties and subject to compliance with certain procedures set forth in the Merger Agreement. Prior to the Acceptance Time (as defined in the Merger Agreement), the Company’s board of directors is also permitted to change its recommendation in favor of the Merger or to terminate the Merger Agreement in order to accept an unsolicited Superior Proposal (as defined in the Merger Agreement) (subject to compliance with the procedures set forth in the Merger Agreement), provided that the Company’s board of directors has determined in good faith (after consultation with the Company’s outside financial advisors and outside legal counsel) that the alternative Company Acquisition Proposal is a Superior Proposal and failure to do so would reasonably be expected to be inconsistent with its fiduciary duties. Meredith has the right to match any alternative Company Acquisition Proposal so that such proposal fails to be a Superior Proposal that would allow the Company’s board of directors to change its recommendation or the Company to terminate the Merger Agreement. If the Company is permitted to terminate the Merger Agreement in connection with a Superior Proposal and does so, under such circumstances, the Company must pay Meredith, concurrently with such termination, a $65 million termination fee. In addition, this termination fee is payable by the Company to Meredith under other specified circumstances, and in certain circumstances Meredith is entitled to reimbursement of expenses incurred in connection with the enforcement of the Company’s obligation to pay such termination fee.

In addition to the foregoing termination rights, either party may terminate the Merger Agreement if the Acceptance Time (as defined in the Merger Agreement) has not occurred on or before May 26, 2018 (such date, which may be extended to August 26, 2018 in certain circumstances specified in the Merger Agreement, the "End Date").

The Merger Agreement has been unanimously adopted by the boards of directors of Meredith, Purchaser and the Company and the board of directors of the Company unanimously recommends that stockholders of the Company tender their shares of the Company’s common stock in the Offer.

The foregoing description of the Offer and the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated into this report by reference in its entirety. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or Meredith. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential Disclosure Letters provided by each of the Company and Meredith to the other in connection with the signing of the Merger Agreement. These confidential Disclosure Letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purposes of allocating risk between the Company and Meredith rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterizations of the actual state of facts about the Company or Meredith.

Debt Commitment Letter
In connection with the Offer and the Merger, Meredith entered into a commitment letter (the “Commitment Letter”) with Royal Bank of Canada, RBC Capital Markets, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Barclays Bank PLC and Citigroup Global Markets Inc. (collectively, the “Commitment Parties”) on November 26, 2017, pursuant to which the Commitment Parties have committed to provide $1,800 million of secured term loans pursuant to a term loan facility, $350 million of secured revolving commitments and/or $1,400 million of bridge loans, the proceeds of which will be used to (i) refinance the loans under the Company’s and Meredith’s existing credit facilities and certain outstanding debt of the Company and Meredith, (ii) purchase all of the issued and outstanding common stock of the Company in connection with the Offer and the Merger, and (iii) pay any prepayment premiums, fees and expenses in connection with any of the foregoing. It is expected that at the consummation of the Merger, senior unsecured notes will be issued and sold pursuant to a high yield senior unsecured notes offering in lieu of a portion or all of the bridge loans. The commitments to provide the foregoing loans are subject to certain conditions, including the negotiation of definitive documentation for the foregoing loans and other customary closing conditions consistent with the Merger Agreement. Meredith will pay customary fees and expenses in connection with obtaining the Commitment Letter and the foregoing loans and has agreed to indemnify the lenders if certain losses are incurred by the lenders in connection therewith. Among other termination rights, the obligations of the Commitment Parties under the Commitment Letter will terminate automatically upon the earliest to occur of: (i) the End Date, if the Merger has not occurred by such date; (ii) the entry by Meredith and certain of its subsidiaries into definitive agreements with respect to the foregoing loans; or (iii) the termination of the Merger Agreement in accordance with its terms prior to the Closing. A copy of the Commitment Letter is attached hereto as Exhibit 10.1 and is incorporated into this report by reference in its entirety.

Equity Commitment Letter

In connection with the Offer and the Merger, Meredith entered into a commitment letter (the “Equity Commitment Letter”) with Koch Equity Development LLC (“Koch”) on November 26, 2017, pursuant to which Koch has committed to purchase 650,000 shares of a new series of preferred stock designated “Series A Preferred Stock” (the “Shares”), detachable warrants to purchase up to 1,625,000 shares of Meredith’s common stock, and options to purchase up to 875,000 shares of Meredith’s common stock, for an amount equal to $650 million in cash (the “Equity Commitment”). The proceeds of the Equity Commitment will be used to purchase all of the issued and outstanding common stock of the Company in connection with the Offer and the Merger and pay transaction fees and expenses. The Equity Commitment is subject to certain conditions, including the negotiation of definitive documentation and other customary closing conditions consistent with the Merger Agreement. Neither the Shares nor any other securities will be issued in connection with the Equity Commitment until immediately prior to, and contingent upon the occurrence of, the Effective Time (as defined in the Merger Agreement). Meredith will pay customary fees and expenses in connection with the foregoing equity financing and has agreed to indemnify Koch if certain losses are incurred by Koch in connection with the Equity Commitment Letter. Among other termination rights, the obligations of Equity Commitment Letter will terminate automatically upon the earliest to occur of: (i) the End Date if the Merger has not occurred by such date; (ii) the consummation of the Merger (and the funding in full of the Equity Commitment); or (iii) the termination of the Merger Agreement in accordance with its terms prior to the Closing. A copy of the Equity Commitment Letter is attached hereto as Exhibit 10.2 and is incorporated into this report by reference in its entirety.

Item 7.01	Regulation FD Disclosure.

On November 26, 2017, Meredith issued a press release in connection with the Merger. A copy of the press release is attached hereto as Exhibit 99.1 to this report and is incorporated by reference herein.

The information under this Item 7.01 of this Current Report on Form  8-K, including Exhibit 99.1, is being furnished under Item 7.01 and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act on 1934, as amended (the “Exchange Act”), or otherwise subject to liability of that section nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

	2.1	Agreement and Plan of Merger, dated as of November 26, 2017, by and among Time Inc., Meredith Corporation and Gotham Merger Sub, Inc.*

10.1
Commitment Letter, dated November 26, 2017, by and among Meredith Corporation, Royal Bank of Canada, RBC Capital Markets, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Barclays Bank PLC and Citigroup Global Markets Inc.

	10.2	Equity Commitment Letter, dated November 26, 2017, by and among Meredith Corporation and Koch Equity Development LLC.

	99.1	Press Release issued November 26, 2017, by Meredith Corporation.**

* All exhibits and schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

** Furnished pursuant to Item 7.01 of Form 8-K.

Additional Information

The Offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Purchaser and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company. The offer to purchase shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Purchaser, and the solicitation/recommendation statement will be filed with the SEC by the Company. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Forward-Looking Statements

This report and the Exhibits attached hereto contain forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,”

“predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Meredith’s, Purchaser’s and the Company’s control.

Statements in this document regarding Meredith, Purchaser the Company that are forward-looking, including, without limitation, projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Meredith, Purchaser and the Company. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; and the diversion of management time on transaction-related issues.

For more discussion of important risk factors that may materially affect Meredith, Purchaser and the Company, please see the risk factors contained in Meredith’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, both of which are on file with the SEC. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Meredith, Purchaser or the Company. None of Meredith, Purchaser or the Company assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec
Joseph Ceryanec
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: November 27, 2017

INDEX TO EXHIBITS

Exhibit Number	Item

2.1	Agreement and Plan of Merger, dated as of November 26, 2017, by and among Time Inc., Meredith Corporation and Gotham Merger Sub, Inc.*

10.1
Commitment Letter, dated November 26, 2017, by and among Meredith Corporation, Royal Bank of Canada, RBC Capital Markets, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Barclays Bank PLC and Citigroup Global Markets Inc.

10.2	Equity Commitment Letter, dated November 26, 2017, by and among Meredith Corporation and Koch Equity Development LLC.

99.1	Press Release issued November 26, 2017, by Meredith Corporation.**

* All exhibits and schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.
** Furnished pursuant to Item 7.01 of Form 8-K.